Golden River Resources Corporation
                           Level 8, 580 St Kilda Road
                             Melbourne Victoria 3004
                                    Australia


                                                                October 12, 2006

Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn:     Tim Levenberg
          Mail Stop 7010

          Re:     Golden River Resources Corporation
                  Registration Statement on Form SB-2
                  File No. 333-135633
                  -------------------

Dear Sirs:

          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden River Resources Corporation, a Delaware corporation (the "Company") hereby requests that the effectiveness of its Registration Statement on Form SB-2 (Registration No. 333-135633) be accelerated so that the Registration Statement will become effective by 11:00 a.m. on October 17, 2006 or as soon thereafter as practicable.

          The Company hereby acknowledges the following:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         Golden River Resources Corporation



                                         By: /s/ Peter Lee
                                             -------------
                                         Name:  Peter Lee
                                         Title: Chief Financial Officer